

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 25, 2008

Mr. William H. Carter
Chief Financial Officer, Hexion Specialty Chemicals, Inc.
180 East Broad St.
Columbus, OH 43215

Re: **Hexion Specialty Chemicals, Inc**
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended September 30, 2008
File No. 1-71

Dear Mr. Carter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Results of Operations by Segment, page 32

1. We note your use of an adjusted EBITDA measure ("Segment EBITDA") and the reconciliation of this measure to your net loss on page 36. Please demonstrate for us how your use of such an adjusted measure and your disclosures are in compliance Item 10(e) of Regulation S-K and with questions eight and nine of our response to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, it appears that you have adjusted for recurring charges in developing this measurement and you have not explained the material limitations of these measurements.

Form 10-Q for the period ended September 30, 2008

Item 2. Management's Discussion and Analysis, page 26

2. We note in your 2008 Overview summary on page 27 that you have ceased production at five facilities during the second and third quarters of the current year. Please tell us what consideration you have given to the value of the assets that remain on your books and whether these actions triggered the performance of an impairment analysis for the closed facilities. Further, in future filings, please address how changes in your business such as these may cause impairment charges and the potential impact of these charges. In this regard, we note your disclosures in critical accounting policies and estimates of your Form 10-K should also be enhanced to further clarify the factors which may cause impairments and your policy for assessing these factors.

Item 4T. Controls and Procedures, page 39

3. We note your disclosure regarding the restatement of previously issued financial statements. In light of this, please demonstrate to us how you have determined that your controls and procedures were effective at September 30, 2008.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief